

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2025

Christopher Forsythe
Chief Financial Officer
Atmos Energy Corp
1800 Three Lincoln Centre
5430 LBJ Freeway
Dallas, TX 75240

>   **Re: Atmos Energy Corp**
>   **Form 10-K for the Fiscal Year ended September 30, 2024**
>   **Filed November 18, 2024**
>   **File No. 001-10042**

Dear Christopher Forsythe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation